

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

- NO ACT
P.E 12-23-02
1-8974





03016114

February 18, 2003

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act 1934
Section 14A-8
Rule
Public 2-18-2003
Availability

Re: Honeywell International Inc.
Incoming letter dated December 23, 2002

Dear Mr. Larkins:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Honeywell by the Gordon V. and Helen C. Smith Foundation. We also have received a letter from the proponent dated December 27, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gordon V. Smith
Chairman
The Miller and Smith Companies
1568 Spring Hill Road – Suite 400
McLean, VA 22102

THE
MILLER & SMITH
COMPANIES

December 27, 2002

GORDON V. SMITH
Chairman

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
750 Fifth Street, N. W.
Washington, D.C. 20549

Re: Gordon V. and Helen C. Smith Foundation:
Shareholder Proposal for Honeywell International, Inc.

Ladies and Gentlemen:

This letter and five copies are submitted in response to the letter sent to you on December 23, by Thomas F. Larkins, Corporate Secretary of Honeywell, International, Inc. in regard to a shareholder proposal submitted by the Gordon V. and Helen C. Smith Foundation, a 501c(3) charitable foundation, for the 2003 Annual Meeting of Shareholders.

I am an amateur when it comes to submitting proposals for consideration at annual meetings. The particular proposal involves separating the office of Chairman and CEO and it was submitted in the spirit of improving corporate governance. My inspiration to do this was driven by (1) attendance at a resident Harvard Business course on corporate governance which recommended this format, (2) my own experience serving as Chairman of Bank Plus a NASDAQ Corporation with a separate CEO and (3) recent articles extolling the advantage of separation including a report of the National Association of Corporate Directors and (4) my lifelong experience in a privately held firm where the two offices are separate.

Rather than having the Foundation's proposal dismissed at this time largely on technicalities, I would ask you to consider modifications that will allow the proposal to meet the standards of SEC Rule 14a-8.

To that end, I believe this proposal can be brought into conformance if:

1. A request is made to the "record" holder of the shares – Credit Suisse/First Boston – to write a letter affirming a continuous ownership of at least $2000 in Honeywell common stock for the

1568 Spring Hill Road — Suite 400
McLean, Virginia 22102
703/821-2500

appropriate time. When Credit/Suisse was originally contacted to fulfill this request, it was suggested that monthly statements, which are written by the holder along with my own written statement of continual ownership and intent to own these shares through the date of shareholders meeting would suffice.

2. A change is made in the proposal to make it a supplication rather than a demand. If this is needed so be it and such a change will be agreed to. However, a bit more research may first be needed. The cases cited by Honeywell excluding binding resolutions do not seem germane to this instance as they all address compensation issues and not the make-up of the board itself.

3. The proposal is not intended to contain any false and misleading statements and such errors that do exist deserve correction. The following will be investigated:

    a. The obtaining of a specific quote from my professor at the Harvard Business School supporting the concept of the separation of the Chairman and the CEO.

    b. Obtaining specific quotes from the National Association of Corporate Directors in Washington who are advocating a split role. It is believed such comments will echo those originally advanced but not substantiated by the Foundation.

Likewise the proposal is not intended to be inflammatory nor impugn the character and integrity of the Board or management. In fact the resolution as written expressly states that it is not a criticism of the manner in which the combined office of Chairman and CEO have been recently handled by Honeywell.

Lastly, there is no problem with identifying Bank Plus as the locus of my personal experience or in obtaining a proper confirmation from the CEO with whom I worked.

The Foundation believes that changes that would now be made to the proposal to answer the objections of Honeywell are easily done and does not fall into the category of a Staff dismissal at this time.

On behalf of the Foundation I would be happy to meet with the Staff anytime after January 17. I would be happy to answer questions or supply additional information. I may be reached at 703.821.2500, x-179.

Thank you.

Very truly yours,



Gordon V. Smith
President
Gordon V. and Helen C. Smith Foundation

GVS/fb

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

December 23, 2002

VIA UPS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Gordon V. and Helen C. Smith Foundation

Ladies and Gentlemen:

On behalf of our client, Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by Gordon V. and Helen C. Smith Foundation (the "Proponent"), for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2003 proxy materials. We are sending a copy of this letter to the Proponent as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

Resolution: "The office of Chairman of the Board shall be held by an independent outside director."

Reasons for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reasons:

(i) The Proposal violates Rules 14a-8(b) and 14a-8(f) because the Proponent failed to prove his eligibility to submit the Proposal within 14 days after being notified by the Company of the Proposal's procedural deficiencies. Therefore, the Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f) under the Exchange Act;

(ii) The Proposal violates Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by Honeywell shareowners. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(1) under the Exchange Act; and

(iii) The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation, and sets forth various other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

I. <u>The Proponent Has Failed to Satisfy the Eligibility Requirements for Submitting a Shareowner Proposal</u>.

Rule 14a-8(b)(1) states that, in order for a shareowner to be eligible to submit a shareowner proposal, the shareowner, among other things, "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." Pursuant to Rule 14a-8(b)(2), the proponent must prove his or her eligibility by either: (i) "submit[ting] to the company a written statement from the 'record' holder of [the proponent's] securities . . . verifying that, at the time [he] submitted [his] proposal, [he] continuously held the securities for at least one year"; or (ii) submitting to the company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, "or amendments to those documents or updated forms, reflecting [the proponent's] ownership of the shares as of or before the date on which the one-year eligibility period begins."

The Proponent has failed to establish its eligibility to submit the Proposal. Although the Proponent submitted a cover letter with its original proposal, dated November 15, 2002, the Proponent's cover letter failed to: (i) provide proof of record ownership; (ii) verify that the Proponent had continuously owned the requisite amount of the Company's shares for one year prior to the date that the original proposal was submitted; and (iii) provide a written statement that it would hold the requisite amount of the Company's shares through the date of the 2003 Annual Meeting of Shareowners. A copy of the Proponent's original shareowner proposal and cover letter are enclosed herewith as Exhibit A.

Pursuant to Rule 14a-8(f)(1), on November 26, 2002, the Company notified the Proponent that it had failed to satisfy the eligibility requirements of Rule 14a-8 (the "Notification Letter"). A copy of the Notification Letter is enclosed herewith as Exhibit B. In the Notification Letter, the Company specifically outlined for the Proponent the Rule 14a-8(b) procedural deficiencies that it had to correct in order for it to be eligible to submit a shareowner proposal, and advised the Proponent of the 14-day deadline for correcting the procedural deficiencies, as required by Rule 14a-8(f).

The Proponent responded to the Notification Letter by letter dated December 6, 2002, stating that, "[i]n regard to share ownership as Exhibit I, I am enclosing a statement from Credit Suisse/First Boston for August 2001, showing the purchase of 5,500 shares of Honeywell on 8/13/01, in the name of the Gordon V. and Helen C. Smith Foundation. I am also enclosing my most recent statement for October, 2002, showing ownership of the same 5,500 shares. I do intend to continue to own these share[s] through the 2003 Annual Meeting of Shareholders for Honeywell" (the "Proponent's Response"). A copy of the Proponent's Response, including the referenced account statements and a revised proposal (which is the "Proposal" addressed by this no-action request), is enclosed herewith as Exhibit C.[1]

The Proponent's Response failed to resolve all of the procedural deficiencies. Although the Proponent provided a written statement that it will hold the requisite amount of the Company's shares through the date of the 2003 Annual Meeting of Shareowners, it did not, as required by Rule 14a-8(b)(2), provide or cause to be provided "a written statement from the 'record' holder of [the Proponent's] securities . . . verifying that, at the time [the Proponent] submitted [its] proposal, [it] continuously held the securities for at least one year" (emphasis added).

The Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), Part C., Questions 1.c.(2) & (3), sets forth two Q&As that address the type of situation presented by the instant Proposal:

> (2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal. (Emphasis in original.)
>
> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

---

1 The Proponent's original proposal exceeded the 500-word limit imposed by Rule 14a-8(d). This procedural deficiency was corrected in the revised proposal submitted with the Proponent's Response.

> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal. (Emphasis added.)

The Proponent's Response failed to comply with both of the aforementioned Q&As. First, the Proponent's Response did not address the issue of continuous ownership for one year prior to November 15, 2002, the date of the Proponent's cover letter submitted with the original proposal. The account statements submitted by the Proponent show only that the Proponent purchased the requisite amount of Honeywell shares on August 13, 2001, and held the same number of shares as of October 31, 2002. Second, the most recent account statement, dated as of October 31, 2002, did not speak as of November 15, 2002, the date of the Proponent's cover letter submitted with the original proposal. Accordingly, the Proponent's Response fails to account for the sixteen-day period between October 31 and November 15, 2002. Therefore, although the Company received the Proponent's Response within the 14-day time frame required by Rule 14a-8(f), it failed to successfully remedy the procedural deficiency regarding proof of the requisite ownership of Honeywell stock "continuously . . . for at least one year prior to November 15, 2002."

Where a proponent and/or a proponent's record holder responds to a company's notification letter, as is the case with the instant Proponent, but does not remedy the Rule 14a-8(b) procedural deficiencies, the Staff has consistently allowed the proposal to be omitted without any further action by the company. In situations similar to that presented by the instant Proposal, companies have not been required to continue to implore the proponent to remedy the procedural deficiencies. See, e.g., Sierra Health Services, Inc. (April 3, 2002) (permitting omission of a shareowner proposal, regardless of the fact that the proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); AT&T Corp. (March 6, 2001) (permitting omission of a shareowner proposal, regardless of the fact that the proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply, within 14 days of receiving [the company's] request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); and SBC Communications Inc. (December 14, 1999) (permitting omission of a shareowner proposal, regardless of the fact that the proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by rule 14a-8(b)").

Thus, despite being notified of procedural deficiencies under Rule 14a-8(b) by the Company within the 14-day period required by Rule 14a-8(f)(1), the Proponent has nevertheless failed to remedy all such procedural deficiencies. Because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to remedy such procedural deficiencies has expired, the Proposal may be excluded under Rules 14a-8(b) and 14a-8(f).

II. The Proposal Is Not a Proper Subject for Action by Honeywell Shareowners Under State Law.

Rule 14a-8(i)(1) states that a registrant may omit a shareowner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

Honeywell is a Delaware company. In the absence of a specific provision giving the power directly to the shareowners, a Delaware company's business and affairs are managed under the direction of the board of directors. See Section 141(a) of the Delaware General Corporation Law (the "DGCL"). No provision of the DGCL confers such power on the shareowners directly, and no provision in the Honeywell Restated Certificate of Incorporation or By-laws, as amended, does so either.

The note to Rule 14a-8(i)(1) states that, "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. See, e.g., Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System, Inc. (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not stated as a recommendation or request; rather, it directs that "[t]he office of Chairman of the Board shall be held by an independent outside director." The Proposal therefore is not precatory, instead requiring that Honeywell perform specific actions, leaving no discretion in the matter to the Honeywell Board of Directors. Thus, the Proposal seeks to usurp the discretion of Honeywell's Board and, as such, is excludable pursuant to Rule 14a-8(i)(1).

III. The Proposal is False and Misleading.

A shareowner proposal may violate Rule 14a-9 -- and, thus, Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements or assertions that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation . . . without factual foundation." The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation, and sets forth various other statements and assertions that lack factual support and citation.

The following are examples of statements and assertions in the Proposal that are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

- The Proponent asserts, without providing any citation or other form of factual support, that the Proposal "is instead intended to provide the best format for board governance"; that "[t]he Harvard Business School has studied this issue, reached the same conclusion but laments that only 15% of public companies are currently inclined to institute an independent chairman"; and that "[i]t would be beneficial for Honeywell to join this momentum!"

  It is unclear from the Proposal how or on whose authority the separation of the positions of Honeywell's Chairman and CEO would provide "the best format for board governance." Furthermore, who or what authority made the determination that it would be "beneficial" for Honeywell to separate the positions of Chairman and CEO? The Proposal offers no guidance with respect to these issues.

  In addition, the Proposal provides no factual support or citation for its assertion that the Harvard Business School "has studied this issue" and has "reached the same conclusion." The Staff has consistently held that statements that lack appropriate citation or factual support may be omitted from a shareowner proposal. See, e.g., People's Energy Corporation (November 3, 2002) (ruling that various statements in a separation of chairman/CEO proposal may be omitted unless the proponent provided factual support or otherwise revised such statements in the manner specified by the Staff). Furthermore, the Staff recently required a proponent of a shareowner proposal requesting separation of the positions of chairman and CEO to provide factual support for a Harvard Business School reference that contained even more factual detail than the reference in the instant Proposal. See, e.g., First Mariner Bancorp (March 20, 2002) (permitting omission of the statement "[t]he Harvard Business School so intones in its 'Making Corporate Boards More Effective' executive educational course" unless the proponent provided "an accurate citation to a specific source").

- The Proposal is inflammatory and impugns the character and integrity of the members of the Company's Board of Directors and management without factual foundation in numerous ways, asserting without factual support that "[w]hen these two offices are separated, the outside shareholders, through the perspective that an independent Chairman brings to the table, can be assured that the Board agenda includes all items of potential interest to shareholders"; that "[s]uch a Chairman can help the CEO with Board and shareholder relations and allow the CEO more time to manage the company"; and that the "Chairman can also operate as a sounding board and at times a mentor for the CEO who otherwise is surrounded by subordinates who may be sometimes reluctant to express their innermost feelings."

The Proposal offers no explanation for why "outside shareholders" would be "assured" that, based on an independent chairman's "perspective," "all items of potential interest to shareholders" would be included on the agenda of the Company's Board of Directors. By making such an assertion, the Proposal insinuates -- again, without offering any evidence or other factual support -- that the Board does not already consider "all items of potential interest to shareholders" when developing its agendas or otherwise acting on behalf of the Company and all of its shareowners. Furthermore, the Proposal also wrongly insinuates that the current Chairman and CEO does not have sufficient time to deal with all of his constituencies, and that Honeywell's management is somehow "reluctant to express their innermost feelings" to the Chairman and CEO.

The Proponent has provided no factual basis for making any of the aforementioned statements, which are inflammatory and impugn the character and integrity of the members of the Board of Directors and management without factual foundation in violation of Rules 14a-8(i)(3) and 14a-9. See, e.g., Electronic Data Systems Corporation (March 11, 1999) (requiring deletion of a statement asserting that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

Finally, the Proposal states that the Proponent "recently served as such a Chairman with a public banking company, with headquarters in California, and found such an arrangement moves the Board to a higher level of performance. The CEO would also attest to that." Honeywell has no information regarding the issues faced by an unnamed company in an unrelated industry, and therefore has no idea whether such issues are similar to those faced by Honeywell, how analogous such company's situation is to that of Honeywell, or what is meant by "a higher level of performance." Furthermore, the inclusion of what an unnamed CEO of such a company would or would not "attest to" bears little relevance to the Proposal and cannot, of course, be verified.

The Staff has consistently held that proponents who refer to unidentified companies in their shareowner proposals must either delete such reference or specifically identify the companies. See, e.g., Exxon Mobil Corporation (March 26, 2002) (requiring the proponent to delete the statement "[i]n recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force"); Minnesota Mining and Manufacturing Company (March 18, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" unless the proponent could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); El Paso Corporation (March 11, 2002) (same); and The Boeing Company (March 2, 2002) (requiring the proponent to "provide factual support in the form of a citation to a specific study and publication date" for the statement "[i]n recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills").

The inclusion of such false and misleading statements and assertions is not permitted under the SEC's rules. Accordingly, for the reasons stated above, the Company believes that all of the aforementioned statements and assertions are excludable from the Proposal as false and misleading under Rule 14a-8(i)(3).

The Proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001); and General Magic, Inc. (May 1, 2000). See also Transcript of R.R. Donnelley & Sons Company Teleconference, "Shareholder Proposals: What to Expect in the 2003 Proxy Season," November 12, 2002, at 2 (remarks of Marty Dunn, Deputy Director, Division of Corporation Finance) (copy enclosed).

Alternatively, if the Staff does not agree that the Proposal should be excluded in its entirety, or that the statements specified above should be deleted or otherwise revised, we believe that each of the aforementioned statements should be recast as the Proponent's personal opinion. See, e.g., Minnesota Corn Processors, LLC (April 4, 2002) (noting that various statements in the proposal may be omitted unless the proponent recast them as the proponent's opinion); Marriott International, Inc. (March 14, 2002) (same); and The Home Depot, Inc. (April 4, 2000) (same).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before February 14, 2003, so that the Company can meet its printing and mailing schedule for the 2003 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Gordon V. and Helen C. Smith Foundation (w/ encls.)
Peter M. Kreindler, Esquire (w/ encls.)

Exhibit A

THE
MILLER & SMITH
COMPANIES

GORDON V. SMITH
Chairman

November 15, 2002

Vice President and Secretary
Honeywell
101 Columbia Road
Morris Township, New Jersey 07962

Dear Sir:

I am President and investment manager for the Gordon V. and Helen C. Smith Foundation.

In a street name the Foundation currently owns 5500 shares of Honeywell. I wish to submit for shareholder consideration the following resolution at the 2003 annual meeting.

"The office of Chairman of the Board shall be held by an independent outside director."

Please do not interpret this proposal as a criticism of the manner in which the combined office of Chairman and CEO have recently been handled by Honeywell. Instead it is intended to provide the best format for board governance.

When these two offices are separated, the outside shareholders, through the perspective that an independent Chairman brings to the table, can be assured that the Board agenda includes all items of potential interest to shareholders. Such a Chairman can help the CEO with Board and shareholder relations and allow the CEO more time to manage the company. That Chairman can also operate as a sounding board and at times a mentor for the CEO who otherwise is surrounded by subordinates who may be sometimes reluctant to express their innermost feelings. The Chairman under such an arrangement does not enter into any management decisions and does not have a company office.

1568 Spring Hill Road — Suite 400
McLean, Virginia 22102
703/821-2500

I recently served as such a chairman with a public banking company, with headquarters in California, and have found such an arrangement moves the Board to a higher level of performance. My CEO would also attest to that. It is important of course, that the CEO and Chairman have personalities and outlooks that mesh for the maximum effectiveness.

The Harvard Business School has studied this issue, reached the same conclusion but laments that only 15% of public companies are currently inclined to institute an independent chairman. As an aside I did send all my board members to a 4 day course at the Harvard Business School on board responsibilities and governance, which I found to be very helpful in running a board that can meaningfully respond to both shareholders and management. I believe Stanford also has such a program albeit more legally oriented than Harvard's business management orientation.

The attached recent article from the Wall Street Journal reports on the momentum toward separating the offices of the CEO and Board Chairman. I believe it would be beneficial for Honeywell to join this momentum!

I would hope to hear from you on this proposal. If not, I presume it will be included in the proxy materials for the 2003 annual stockholder meeting.

Sincerely,



Gordon V. Smith
Chairman

Splitting Posts Of Chairman, CEO Catches On

By JOANN S. LUBLIN
[illegible]

More business leaders may soon stop wearing two hats.

Splitting the powerful combined roles of board chairman and chief executive officer—a divorce long promoted by shareholder activists—has never caught hold in the U.S. But in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs.

On Nov. 3, property-casualty insurer Chubb Corp. announced the election of Joel J. Cohen, a board member since 1984, as its nonexecutive chairman when it picked a top General Motors Corp. executive for the No. 1 job. Auto-services concern Midas Inc. and food retailer Pathmark Stores Inc. recently made the same move for the first time, too. "There's more sentiment that way" because the combined role "makes oversight very difficult," says Steven Volla, who became Pathmark's outside chairman last month.

And today, a blue-ribbon commission of the National Association of Corporate Directors in Washington will strongly urge that other concerns bolster governance by considering the role split. "It is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board," the panel's report says. The 21-member commission, which examined boards' risk-oversight duties, included the retired heads of eight major companies.

The outside chairman concept "is really now being seriously discussed in boardrooms instead of being dismissed out of hand," says Ira Millstein, a senior partner of law firm Weil, Gotshal & Manges. The well-known governance guru was co-chairman of the association's panel.

Peter Crist, a vice chairman of recruiters Korn/Ferry International, agrees. During the past two weeks alone, he has witnessed board members at three corporate clients debate the merits of splitting the chairmanship from the CEO post. "This is a precedent-setting time," he says. Boards enjoy "greater latitude in how they conduct their affairs."

Mr. Crist supports the role division largely because the arrangement "has worked out famously" at Wintrust Financial Corp., where he is a director. The multibank holding company named President Edward Wehmer its CEO and tapped outside director John Lillard to be chairman after the board removed Howard Adams as chairman and chief executive in May 1998.

Mr. Wehmer, now [illegible] years old, was initially skeptical about sharing power with Mr. Lillard, a retired

Please Turn to Page B[illegible], Column 1

Splitting Posts of Chairman and CEO Catches On

Continued From Page B1

investment-management executive who is 72. "I wasn't going to hang around to be No. 2" again, the CEO recalls. "You can't have a company with two leaders."

He accepted the setup after Mr. Lillard agreed to occupy an office away from headquarters. Since then, Mr. Wehmer reports, "John and I've worked very well together. When I need help, I pick up the phone. But he stays out of the way."

Not entirely. The well-connected Mr. Lillard arranged a key introduction for Mr. Wehmer that led to an important takeover earlier this year. He runs Wintrust's board and annual meetings, and he inaugurated executive sessions of his fellow independent directors. He also acts as board colleagues' advocate with management when they feel they aren't getting business updates fast enough. Nevertheless, Mr. Lillard, who makes $60,000 a year as chairman, says he has avoided turf battles with Mr. Wehmer because he knows he should "let him manage."

An independent chairman serves an especially useful mentor function when a business recruits a new leader who is inexperienced at running a corporate board. Such is the case at Closure Medical Corp., a Raleigh, N.C., developer and maker of medical adhesive products. Outside director Ronald Ahrens, a 63-year-old retired pharmaceutical-industry executive, has led the small manufacturer's board since December 1999.

In early September, Closure hired Daniel A. Pelak as president and chief executive. He had been a vice president at Medtronic Inc., where he had worked since 1976. An outsider taking command of a company faces so many operational issues "that to not have to deal with board issues is probably an advantage," says Mr. Pelak, who is 50. He confers with Mr. Ahrens by phone once a week and in person at least once a month.

Last month, for instance, Mr. Ahrens coached Mr. Pelak before the younger man briefed other directors about his planned earnings guidance for Wall Street. "I never told him what to do," Mr. Ahrens remembers. "I gave him the pros and cons—and what I would do in his place."

Mr. Pelak says he merely wanted to know whether his plans matched the sentiments of fellow board members. "I didn't change my position" after talking with Mr. Ahrens, he adds. The Closure leader subsequently told the board that the company could meet analysts' expectations without crimping his ability to develop new strategic initiatives. Directors endorsed the approach.

On the other hand, external candidates for the CEO spot at much bigger concerns often want the chairman's seat as well. Directors of Tyco International Ltd., the troubled Bermuda-based conglomerate, dropped tentative plans to split the top two roles so they could snare Motorola Inc. executive Edward Breen last summer, according to informed individuals. Mr. Breen preferred to be both chairman and chief executive because the conglomerate needed single leadership "to get an enormous amount of things done as effectively as possible," a knowledgeable person says.

It's even tougher to remove the chairmanship from an entrenched corporate leader. Bert Denton, president of Providence Capital Inc., an activist New York investment firm, suspects that's partly why Walt Disney Co. directors have so far ignored his recent recommendation to split the dual roles long held by Michael Eisner at the Burbank, Calif., concern.

Instead, the activist intends to introduce a "balance of power" mandatory bylaw at about six companies' annual meetings in the spring. The role-splitting measure would exempt CEOs whose employment contracts assure them the chairman's title. But the bylaw would cover successors.

In the wake of numerous corporate scandals, "there should be stronger checks and balances on a chief's powers," Mr. Denton maintains. After all, he says, "It's impossible for an individual to report to himself."

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

Exhibit B

November 26, 2002

VIA UPS

Gordon V. and Helen C. Smith Foundation
1568 Spring Hill Road – Suite 400
McLean, VA 22102

Attention: Gordon V. Smith

Dear Mr. Smith:

This will confirm receipt of your letter dated November 15, 2002 submitting a proposal relating to the office of Chairman of the Board for inclusion in Honeywell's proxy statement for its 2003 Annual Meeting of Shareowners.

We are requesting, pursuant to SEC Rule 14a-8(f), that you provide documentation to support your statement of ownership of 5,500 shares of Honeywell common stock. This documentation must be provided by the record holder of the shares and must verify that you have continuously owned the requisite shares for at least one year prior to November 15, 2002. In addition, pursuant to SEC Rule 14a-8(b)(2), please provide us with a written statement that you will hold the requisite shares through the date of the 2003 Annual Meeting of Shareowners.

In addition, pursuant to SEC Rule 14a-8(d), a shareowner proposal, including any supporting statement, may not exceed 500 words. Your inclusion of the Wall Street Journal article causes your proposal and supporting statement to exceed the 500 word limit. We request, therefore, that you amend your submission so that it does not exceed 500 words.

Your response should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

We reserve our right to challenge your proposal in a "no-action" request to the SEC.

Please do not hesitate to call me if you have any questions regarding the foregoing.

Sincerely,



cc: Peter M. Kreindler
Senior Vice President and General Counsel

#160614

Exhibit C

THE
MILLER & SMITH
COMPANIES

December 6, 2002

GORDON V. SMITH
Chairman

VIA FEDERAL EXPRESS

Mr. Thomas F. Larkins
Vice President, Corporate Secretary and Deputy General Counsel
Honeywell Corporation
101 Columbia Road
Morristown, New Jersey 07962-2245

Dear Mr. Larkins:

I am in receipt of your letter of November 26, 2002, requesting that my proposal relating to the office of Chairman of the Board for inclusion in Honeywell's proxy statement for its 2003 Annual Meeting of Shareholders conforms to SEC Rule 14a-8(f).

In regard to share ownership as Exhibit I, I am enclosing a statement from Credit Suisse/First Boston for August 2001, showing the purchase of 5,500 shares of Honeywell on 8/13/01, in the name of the Gordon V. and Helen C. Smith Foundation. I am also enclosing my most recent statement for October, 2002, showing ownership of the same 5,500 shares. I do intend to continue to own these share through the 2003 Annual Meeting of Shareholders for Honeywell.

I am enclosing as Exhibit II, an amended shareholder proposal that is succinct enough to fall below 500 words.

With this amended submission, I presume everything is in order and conforms to SEC Rule 14a-8(f). Please advise if it is not or if you elect to submit a "no-action" request to the SEC.

Sincerely,



Gordon V. Smith, President
Gordon V. and Helen C. Smith Foundation

GVS/fb
Enclosures

1568 Spring Hill Road — Suite 400
McLean, Virginia 22102
703/821-2500

EXHIBIT II

Resolution for Shareholder Vote at the 2003 Shareholder Meeting

The office of Chairman of the Board shall be held by an independent outside director.

This proposal is not a criticism of the manner in which the combined office of Chairman and CEO have recently been handled by Honeywell. It is instead intended to provide the best format for board governance.

When these two offices are separated, the outside shareholders, through the perspective that an independent Chairman brings to the table, can be assured that the Board agenda includes all items of potential interest to shareholders. Such a Chairman can help the CEO with Board and shareholder relations and allow the CEO more time to manage the company. That Chairman can also operate as a sounding board and at times a mentor for the CEO who otherwise is surrounded by subordinates who may be sometimes reluctant to express their innermost feelings. The Chairman under such an arrangement does not enter into any management decisions but rather manages the Board from an independent perspective.

The submitter of the resolution recently served as such a Chairman with a public banking company, with headquarters in California, and found such an arrangement moves the Board to a higher level of performance. The CEO would also attest to that. It is important of course, that the CEO and Chairman have personalities and outlooks that mesh for the maximum effectiveness.

The Harvard Business School has studied this issue, reached the same conclusion but laments that only 15% of public companies are currently inclined to institute an independent chairman.

In November 2002, the Wall Street Journal published an article reporting on the momentum toward separating the office of the CEO and Board Chairman. It would be beneficial for Honeywell to join this momentum!

Statement of Account

INV REP	ACCOUNT	TAXPAYER ID.	STATEMENT PERIOD	PAGE
R0B6	R8051	521440846	08/01/01 TO 08/31/01	1 OF 5

GORDON V SMITH &
HELEN C SMITH FOUNDATION
8716 CRIDERBROOK WAY
POTOMAC MD 20854

PORTFOLIO SUMMARY

	CURRENT VALUE	% ASSETS
Cash	4,604,882.64	37.82
Equities		
Stocks	3,820,533.00	31.38
Options		
Convertibles		
Short Equities	-1,799,360.00	14.78
Other	1,322,640.00	10.86
Municipals		
Taxable Fixed Income		
Governments & Agencies		
Corporates		
Asset Backed Securities		
Money Markets		
Debt Options		
Other Assets	627,033.75	5.15
Long Market Value	5,770,206.75	
Short Market Value	-1,799,360.00	
Debit Balance		
Short Balance	1,799,360.00	
Repurchase Equity		
Rev Repur Equity		
Repurchase Fails		
Rev Repur Fails		
Net Portfolio Value	10,375,089.39	

MONTHLY ACTIVITY SUMMARY

	DEBIT	CREDIT
Opening Balance		6,754,269.18
Purchases	454,697.50	
Sales		
Funds Received		57,469.47
Funds Withdrawn		
Net Total Cash Income		47,201.49
Repurchase Agreements		
Rev Repur Agreements		
Other	1,109,760.00	1,109,760.00
Closing Balance		6,404,242.64

INCOME SUMMARY

	MONTH	YTD
Credit Interest	13,458.00	193,212.57
Dividend Income		144,483.20
Municipal Income		
Govt. Income		
Other Bond Income	28,800.00	59,203.91
Other Income	4,943.49	17,486.76
Div/Int Chgd		[illegible]
Loan Interest Chgd		
Repurchase [illegible]		
Rev Repur Int Income		
Net Total Cash Income	47,201.49	413,641.04

The understanding of Credit Suisse First Boston is that credit balances held in your account are pending reinvestment.


CREDIT SUISSE
FIRST BOSTON

CREDIT SUISSE FIRST BOSTON CORPORATION
Eleven Madison Avenue
New York, New York 10010-3629

(212) 325-2000
FAX: (212) 335-0396

Statement of Account

INV REP	ACCOUNT	TAXPAYER ID.	STATEMENT PERIOD	PAGE
R0B6	R8051	521440846	08/01/01 TO 08/31/01	2 OF 5

TRADING ACTIVITY FOR THE MONTH

TYPE	DATE	TRANSACTION	QUANTITY	DESCRIPTION	PRICE	DEBIT	CREDIT
1	08/01	MRKD/MARKET		MARK TO MARKET			30,400.00
3	08/01	MRKD/MARKET		MARK TO MARKET		30,400.00	
1	08/02	MRKD/MARKET		MARK TO MARKET			26,240.00
3	08/02	MRKD/MARKET		MARK TO MARKET		26,240.00	
1	08/03	MRKD/MARKET		MARK TO MARKET		112,000.00	
1	08/03	WIRED		FUNDS RECEIVED BY WIRE			57,081.91
3	08/03	MRKD/MARKET		MARK TO MARKET			112,000.00
1	08/06	MRKD/MARKET		MARK TO MARKET			25,600.00
3	08/06	MRKD/MARKET		MARK TO MARKET		25,600.00	
1	08/07	MRKD/MARKET		MARK TO MARKET		25,600.00	
3	08/07	MRKD/MARKET		MARK TO MARKET			25,600.00
1	08/08	MRKD/MARKET		MARK TO MARKET			61,120.00
3	08/08	MRKD/MARKET		MARK TO MARKET		61,120.00	
1	08/09	MRKD/MARKET		MARK TO MARKET		14,400.00	
3	08/09	MRKD/MARKET		MARK TO MARKET			14,400.00
1	08/10	MRKD/MARKET		MARK TO MARKET			56,000.00
3	08/10	MRKD/MARKET		MARK TO MARKET		56,000.00	
2	08/10	BOUGHT	5,000	YUKOS CORP	50.43750	252,187.50	
1	08/13	MRKD/MARKET		MARK TO MARKET			11,520.00
3	08/13	MRKD/MARKET		MARK TO MARKET		11,520.00	
2	08/13	BOUGHT	5,500	HONEYWELL INTL INC	36.74000	202,510.00	
1	08/14	MRKD/MARKET		MARK TO MARKET		20,480.00	
3	08/14	MRKD/MARKET		MARK TO MARKET			20,480.00
1	08/15	MRKD/MARKET		MARK TO MARKET			43,840.00
3	08/15	MRKD/MARKET		MARK TO MARKET		43,840.00	
1	08/16	MRKD/MARKET		MARK TO MARKET		32,000.00	
3	08/16	MRKD/MARKET		MARK TO MARKET			32,000.00
1	08/17	MRKD/MARKET		MARK TO MARKET			64,000.00
3	08/17	MRKD/MARKET		MARK TO MARKET		64,000.00	
1	08/20	MRKD/MARKET		MARK TO MARKET		48,000.00	
3	08/20	MRKD/MARKET		MARK TO MARKET			48,000.00
1	08/21	MRKD/MARKET		MARK TO MARKET			82,560.00
3	08/21	MRKD/MARKET		MARK TO MARKET		82,560.00	
1	08/22	MRKD/MARKET		MARK TO MARKET			32,320.00

CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON CORPORATION
Eleven Madison Avenue
New York, New York 10010-3629

(212) 325-2000
FAX: (212) 335-0396

...ent of Account

INV REP	ACCOUNT	TAXPAYER ID.	STATEMENT PERIOD	PAGE
R0B6	R8051	521440846	10/01/02 TO 10/31/02	3 OF 4

INCOME ACTIVITY FOR THE MONTH

TYPE	DATE	TRANSACTION	DESCRIPTION	DEBIT	CREDIT
1	10/01/02	INTEREST	REBATE ON SHORT SALES 12/15/2049 FOR THE MONTH OF SEPTEMBER INTEREST CHARGE	118.59	
2	10/31/02	INTEREST	FUNDS DEPOSITED HAVE EARNED CREDIT INT @ AVG RATE 1.600 FOR 31 DAYS FROM 10/01 TO 10/31 CLOSE BAL 828011.18 CR AVG BAL 1508373.20 CR		2,051.76

PORTFOLIO

TYPE	LONG OR SHORT(S)	DESCRIPTION	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD %
		EQUITIES				
2	20,000	AES CORPORATION	1.77000	35,400.00	20,000.00	56.497
2	500	AKAMAI TECHNOLOGIES INC	.95000	475.00		
2	85,800	BALLY TOTAL FITNESS HLDGS	6.80000	583,440.00		
2	50,000	BEST BUY CO INC.	20.61000	1,030,500.00		
2	92,000	CALPINE CORPORATION	2.00000	184,000.00		
2	5,500	HONEYWELL INTL INC	23.94000	131,670.00	4,125.00	3.133
2	50,000	METRIS COMPANIES INC	2.85000	142,500.00	2,000.00	1.404
2	30,000	MILLENNIUM PHARMACEUTICALS INC	7.44000	223,200.00		
2	127,000	TELEKOMUNIK INDONEDIA SP (PPP TE)	6.67000	847,090.00		
2	2,255,000	RELIANCE GROUP HOLDING INC	N/A			

R.R. Donnelley Financial's RealCorporateLawyer.com presents

"Shareholder Proposals: What to Expect in the 2003 Proxy Season"

Teleconference - Tuesday, November 12, 2002

Panel:

- Marty Dunn, Deputy Director, Securities & Exchange Commission
- Nell Minow, Editor, The Corporate Library
- John Wilcox, Vice Chairman, Georgeson Shareholder
- Beth Young, Corporate Governance Consultant

Table of Contents

Shareholder Proposals: What to Expect in the 2003 Proxy Season

BROC ROMANEK, Editor-in-Chief, RealCorporateLawyer.com: Let me introduce the panel.

First, Marty Dunn is Deputy Director of the SEC's Division of Corporation Finance. We have Nell Minow, Editor of The Corporate Library, John Wilcox, Vice Chair of Georgeson Shareholder and Beth Young, a well know corporate governance consultant.

Without any delay, let's go ahead and let Marty kick it off.

SEC Staff's Perspective of Upcoming Season

MARTY DUNN, Deputy Director, SEC's Division of Corporation Finance: The disclaimer I have to give is whenever I speak is that I'm speaking for myself and I do not express the views of the Commission or any other member of the staff.

First, I'm going to review the numbers as to what happened last year. Then, I'm going to talk about how we're staffing this year's shareholder proposal task force and the substance of what we saw last year. Then, I'm going to talk about what we anticipate seeing this year and then I'll turn it over.

First, last year didn't disappoint us, as every year we tend to get more proposals to consider. Last year, we handled 469 requests as compared to about 440 the year before. The numbers keep going up. One number that went up is one that we don't want to go up - it took us an average of 48 days to process a request versus 38 days the year before. At the end, I'll mention some reasons why I think it took us longer.

A rough estimate of how the 469 letters broke down is that we permitted the exclusion of 85 proposals on procedural grounds. We permitted the exclusion of 136 on substantive grounds and we required revisions on 118 proposals. 58 folks withdrew and we required the inclusions of about 70 proposals without revisions.

So, if you exclude the withdrawals, about 190 wound up going in and about 220 wound being excluded. So that's kind of an interesting number to me. I think in years past, if you look at our letters that went out, a higher percentage were excluded as compared to the past year. I don't know what caused that trend.

As far as our review structure, we have a team of lawyers - last year it was 15 people, this year it will be 16 - and put them on this full-time for about three and a half months, which is a major undertaking on our part, as you can imagine. Last year, Keir Gumbs headed up the team. Keir did a great job, so much so that we've decided to let him go on to do bigger and better things. Grace Lee is going to take over the reins this year. Grace has worked on the task force for two years and she is going to do incredibly well this year, I have no doubt.

A big change from years past is that we've always had a structure where most of the task force conduct lower level exams and then we had two or three reviewers as they came up. This year, we're going to try to have 11 lower level examiners and five reviewers. The hope there is that the five reviewers can turn things around faster and we can cut down on our turnaround time.

I think it's very important that we be able to answer letters quickly - but not so quickly that proponents aren't able to respond if they want - so that our answers are based purely on what is the "right" answer. Ideally, we then would not be under a time crunch when it's getting to be printing time and everybody is yelling and screaming. I think we need to base our responses purely on substance and, hopefully, this is a way that we can accomplish that.

Speaking of substance, last year the four biggest categories of proposals we received were poison pill plans (45); independent directors (25); auditor independence (18); and board's role in long term strategic planning (16). We also received 11 I.L.O.-related proposals last year. I think the I.L.O. number is actually down from the year before. But the others, I would imagine will grow.

Kind of as a segue to what I see happening next year, we also got eight no action proposals pertaining to requests that the company expense stock options in their income statement, either stock options just to executives or to all employees. To date, we've permitted the exclusion of these proposals under (i)(7). One of these letters, to National Semiconductor, has been appealed to the Commission.

The Commission is considering this appeal. While this appeal has been pending, we've had one request that came to us from Mercury Computing. We advised them that we were not in a position to take a view as to their position regarding whether or not to include the proposal until the Commission responds to the appeal. And that's what we'll keep doing until the Commission reaches a determination. The Commission determination on that may have a large outcome as to what kind of proposals we see next year. If the Commission says that they don't agree that they can be excluded, you're going to see a lot of companies that will either include these proposals or try to find other arguments other than (i)(7). So, I think that will have a big impact on next years' season.

As for the rest of what I see for next year, the first thing is everything is going to be about corporate governance. Between Sarbanes-Oxley, the new listing standards regarding independent directors, executive compensation plans and other governance issues - as well as the level of corporate failures - these dominate the news and that is likely to rule the agenda next year.

One quick aside is that the comment period for the listing standard regarding equity compensation shareholder approval I believe has run out or will soon. I think the exchanges have every intention of acting on that in the next three four weeks and getting that done. So that will be in place by next year.

The remainder of the listing standards related to definitions of independence, board structure, board activity and I think these proposals will be out soon for comment. Probably around the time we're adopting the equity compensation/shareholder approval listing standard.

These proposals will fit with these corporate governance shareholder proposals and I think we're going to have a very difficult time this year like we had before - figuring out ordinary business in the area of corporate governance is quite difficult and it has not gotten any easier with this topic becoming more of a national pastime. It's a great challenge for us.

As for procedural matters, it was a lot easier last year. We still have the same number of proposals that were excluded on procedural grounds, but I think we answered them more quickly and I really think a lot of that goes back to Staff Legal Bulletin No. 14. There are more firm standards now as to how to count, how to add, where to look, what to do. I think its immensely helpful. And I said it last year, if you're helping a proponent write a proposal or if you're helping a company make an argument regarding exclusion of a proposal, if you don't look at Staff Legal Bulletin No. 14, you're not behaving responsibly. It's got to be the starting point and I really encourage everybody to look at that.

Another matter to consider for this year are the (i)(3) arguments that proposals or the supporting statements are vague or untrue or misleading. We spent way too much time last year on (i)(3)s. As I said, 70 proposals had arguments where they didn't have to do revisions and we had about 120 where we made them include revisions.

We spent a lot of time on these and I think the blame for that can be shared by everybody. I think there's a category of proponents that tend to put in way too many unsupported broad statements. And then we have to deal with them every time, even though we said before that this doesn't have support or provides support or cast it as an opinion - and every time we have to reinvent the wheel. I think that takes too much time.

Related to taking too much time are companies that take issue with sentence after sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it.

Finally, there is some blame for us. I really think last year we didn't start the year being as consistent as we could have been. I didn't think we are aggressive enough. We had told everybody that if there were a lot of problems within the (i)(3) area relating to a proposal - rather than requiring revisions at each sentence - we would allow the entire proposal to be excluded. We didn't follow through on that last year because we didn't think it was fair on such short notice to do that to proponents. Now, folks who repeatedly abuse this will find out that we don't think it's the best use of everybody's time.

Beyond (i)(3), I don't know why, maybe we encouraged it with the Staff Legal Bulletin or something, but we saw companies throw in every argument they could possibly think of - even if they weren't well-founded. I think what you find is that when we find one argument that clearly fits so that a proposal can be excluded, we rely on that basis and don't consider the rest. But if we don't agree with the company, we have to analyze each of the arguments made. That takes a great deal of time.

So if there's any way I can encourage companies and their counsel to stick to the better-founded arguments, please don't raise arguments that don't have a foundation. Don't say "sure the staff has never allowed an exclusion on this basis in this context but maybe they will now." If you have a good argument, make it. If you don't have a good argument, don't put everybody through the meat grinder.

ROMANEK: Marty, it's a great thing that the staff has finally gotten no action and interpretative letters up on the SEC's Web site, but do you think the shareholder proposal letters will be posted as I know you get such a high volume?

DUNN: To be perfectly blunt, I don't see it happening Broc. On a good week - good as far as cranking things out, bad as far as work being a living hell - we can process 40 in a week. And I just don't know how physically, we could get them up there.

And the other problem is we see a lot of proponent communications that are hand-written or typed without a word processor. We don't get them in Word and we'd have to scan them. You know maybe if technology gets better and things get easier I would love to put them up there, I'd love to make the access easier for everybody, but for right now I think we're in a spot where it just isn't logistically possible yet.

ROMANEK: I think it's great that you have the letters up there that you do. It's almost short of miraculous, knowing how difficult it is to do that.

DUNN: Thank you, Broc.

Popular Topics for Upcoming Season

ROMANEK: Why don't we go ahead and turn it over to Beth who will talk more about the upcoming issues for this proxy season.

BETH YOUNG: Thanks. I see two or three big trends and I'll talk about the one that I think will spawn the most proposals first, which is executive compensation. The number of these proposals have increased during the last few years, but this year for a variety of reasons, I think there will be more related issues and a larger number of companies targeted.

The first type of proposal, which isn't technically an executive compensation proposal, that I'll talk about is options expensing since Marty touched on this.

I think that given the submissions are well underway, most proponents are not waiting to hear about the National Semiconductor appeal before they submit these proposals. So those of you are on this call who are in-house counsel or outside counsel should be starting to gear up for requesting no-action relief on these type of proposals. From what I'm hearing, these proposals may number over a hundred as there are groups of proponents who are doing large numbers of them. Other proponents are doing smaller numbers, but it probably is the most popular issue that I'm being consulted about this year.

These proponents are targeting companies with high levels of dilution that have sort of high levels of mega-grants, where not expensing can be said to have more of an effect on the financial statements. There's also peer pressure from the large number of prestigious companies that are voluntarily expensing. I think these proponents have also gotten a boost from the large number of members in the investment community who are supporters of expensing as well as the recent Conference Board Commission report that recommended expensing fixed stock options.

The second category - in some cases being submitted hand in hand with options expensing - is performance-based stock options. In the past, these proposals have done pretty well (with shareholder votes up into the high 30s and low 40s percentage-wise) and companies have always used the argument that because indexed options and other variable options qualify for variable accounting treatment, they require a charge against income. Companies do not want to use these kinds of options because it places them at a disadvantage to companies that don't in terms of earnings.

Given the momentum behind expensing fixed stock options, I think there is a resurgence of interest in performance-based stock options. Some proponents are combining these two types of proposals together; others are just to resurrecting this issue and sort of going at it with additional vigor. The idea here is that expensing fixed stock options levels the playing field for these performance-based options. A notion that is also supported by the recent Conference Board report.

The third category of compensation proposals - which would be a pretty new proposal - is holding periods and other mechanisms to focus on long-term ownership by executives. And these get a boost from two sources. One source are studies that have come out recently regarding the importance of outright stock ownership to corporate performance, as opposed to the holding of stock options.

As most of you know, when you look at beneficial ownership tables, the number of shares reported for executives includes certain stock options and so the levels of absolute stock ownership are generally much lower than the numbers that you see in those tables at first glance. There have been some academic studies, as well as studies by compensation consultants, that have found that only at companies where there are high levels of stock ownership is there a positive relationship with corporate performance.

The other source for a lot of these proposals is the huge level of media interest that has been generated by big selling - either before an accounting scandal as in the case of Enron, or before a business failure (for example, in the telecom industry, executives getting out and selling a huge amount of stock the day before companies announced they were headed for bankruptcy or were distressed).

Two other compensation matters and then I'll move on. Banning stock options altogether, I don't think there's going to be a ton of these, but some companies will be targeted where options are seen as abused. Paul Volcker gave a concurrence in the Conference Board report by stating that he believes that fixed options should be banned altogether.

Binding proposals. I think there is a resurgence of interest in binding proposals. These proposals are from Herb Denton and focus on separate chair/CEO through bylaw amendments. In addition, he focuses on binding proposals relating to access to the proxy. This shareholder access to the proxy for the purpose of nominating and voting director candidates on the company's proxy card is an issue that has been arisen before and now is coming back.

In the last year, there has been a lot more interest in this issue as a possible way to help fix what went wrong in the last few years by shareholders having more direct ability to elect directors. There has been an inconsistent attitude on part of the SEC staff about these proposals and more recently, the tendency has been toward exclusion. I think there's desire on the part of some proponents perhaps to challenge that through litigation. I know several proponents who are doing those proposals - some of which will be binding - which will then implicate state law issues and maybe take litigation in a different direction.

And the last category of proposals are board related and these are going to look pretty different this year. As Marty was saying in the beginning, there are a whole set of listing standards that will not be put out for comment until later this year - and since there may be movement on the part of companies before the meeting season on composition of key committees and overall board composition - my sense is that proponents are sitting back a little bit on these issues and not doing as many proposals on independent committees and independent board. They are waiting to see how companies respond to the new listing standards.

The one exception to that is board leadership proposals; initiatives seeking to separate chairs and CEO have gotten new life this year since the notion that independent board leadership is needed for optimal board functioning has really taken hold, has gotten more press attention and more prestigious folks have come out in favor of it. I have seen a lot more interest in doing those proposals this year.

ROMANEK: I have a question from the audience that ties into whether it's likely that there will be many more proposals than this year as compared to the past. How would the Divisions of Corporation Finance and Enforcement react if a company failed to include a proposal after getting a response from Corp Fin along the lines of the staff's response to Mercury noted before?

DUNN: As I mentioned, the Mercury situation is pending. If we have a situation so we say we can't take a view, then what we're telling the company and the proponent is that we haven't taken a view and they can figure it out from there. Generally, if we tell somebody that we think that they have to include it and then they don't include it, that's a pretty darn rare situation - and our first choice almost all the time is to fix it.

If we get involved after the fact and it didn't go in that company's proxy for that year despite all our efforts, if we really think everybody was trying to do the right thing, we'd still try to find a way to fix it. If we thought people were jerking us around, then we'd go to the next step and try to figure out what to do. I do think that if we tell a company that we don't concur in their view and they thumb their nose at us - and it's not a mistake and it's not a timing issue and it's about something we can resolve - it is not something we take very well. If we tell a company that we're not taking a view, then I think it's also inappropriate for us to say "we didn't take a view, but now we think you're wrong" because you did what you decided to do based on absence of guidance from us.

Investor Mood and Governance Ratings

ROMANEK: Sounds good. Why don't we just go ahead and turn it over to Nell who's going to talk about sort of the temperature of investors as well as board readying services and a few other things.

NELL MINOW, Editor of TheCorporateLibrary.com: Thank you. We keep hearing about the crisis of investor confidence, which strikes me as a very unfair way to describe a crisis of management credibility. Making it about investor confidence is blaming the victim." Investors feel that the burden of proof is very much on management to come back and show them why they should listen to anything they have to say.

A number of things that investors should have noticed would have warned them about what was going on in some of these companies. For starters at Adelphia, you had a board where five members of the nine-member board were members of the same family, which should have been a warning signal. At Global Crossing, as some of you will remember, we made a big fuss in January of 2000 over the employment contracts where the then-Chief Executive Officer got a 10 million dollar signing bonus plus two million options at 10 dollars a share below market - which we thought showed that the Chief Executive Officer knew that the stock was going down in value. We also pointed out the make and model of his Mercedes, his mother's first class airfare to come visit him, and some other perks that we thought showed that the board was not paying attention to what was going on. And of course, we were right about that and there's been a lot of interest this year in the kind of indicators that got us to caution people about Enron and Global Crossing execs in 2000 when they were doing very, very well.

So there is a lot of stuff that Uncle Sam has made companies tell investors over the years and investors have not paid enough attention to them. That includes things like board members who don't go to meetings and numerous related transactions. We just posted a report by Beth Young on our Web site about related transactions where we documented things like the Chief Operating Officer's brother who was hired by a vendor to negotiate their relationship with the company.

My personal favorite was the deal in which every member of the board profited from an acquisition, except the one independent member who was paid an extra 100,000 dollars to review it as an "independent" director. Those are the kinds of things that people are not going to let pass by anymore. I'm recommending that the related transactions section of the proxy statement should be blank. Just don't even bother with it. Remove the conflicted member or do business with someone else.

We are also releasing a product at the end of this month that's had a lot of interest regarding interlocking directors. We've got 20,000 directors in our database and this software will show basically the first, second and third degree lines of connections between all of them. It makes the common six degrees of Kevin Bacon game look like nothing, because you can connect from any one of these 20,000 directors to any other director in about two or three steps - and each and every one of them starts to look like a ball of rubber bands by the time you get to the third degree. You have not only their corporate connections, but also non-corporate foundations, charity boards, professional associtations and even the Augusta golf club memberships.

With respect to governance policies, we have 89 guidelines from the 10,000 companies in our database. As more companies develop them, they have been sending them to me to get my comments -- so I know a lot of other companies are coming. We will be publishing all of them and comparing them - and everybody who cheats off of someone else's paper and publishes whatever their lawyer sends them is going to look very bad. I can tell you that there's a very strong market demand for somebody to look at these imitators because those are the boards that do not do their homework.

At Tyco, Dennis Koslowski's employment contract - which was entered into just last year -had a provision that said that conviction of a felony is not grounds for termination. That's the kind of thing people are going to take very seriously going forward - but they don't necessarily have the resources or the expertise to do all that work themselves. So a number of governance rating systems have sprung up. Standard & Poor's and Moody's are also doing ratings. The only one I know a lot about is ours.

Ours is the only one that is not really based on structural matters. We don't give points for independent directors or annual election of directors or anything like that. We look at three things that we can tell us whether the board is doing its job or not. We look at Chief Executive Officer compensation, the transparency of financial accounting and the company's overall strategy, particularly focusing on acquisitions. If the board doesn't get all three of those right, they don't get a good grade from us. If they do get all those right, then they get a good rating, although we won't go with that if we think that that's a problem going forward.

ROMANEK: How will companies know if they have been rated? Is it transparent to the companies what kind of rating they get or is that only for subscribers to TheCorporateLibrary.com?

MINOW: Yes, although direct access to ratings is for our subscribers, we can tell a company what rating they get and we will print their rebuttal if they have one on our Web site. We will begin rating companies for the upcoming proxy season. By the way, our primary customers to date have been head hunters, consultants, plaintiff's law firms and d&o insurers.

ROMANEK: Do investors seem to be warming up to it?

MINOW: So far, the investors have all said we want to wait for the actual ratings. Right now, what we have available is all of the data so you could do your own drill-down in such a way that you can make your own calculations.

Management Initiatives and Solicitation Strategies

ROMANEK: John, why don't I turn it over to you and talk about the nuts and bolts of the 10 day rule and management initiatives.

JOHN WILCOX, Vice-Chair, Georgeson Shareholder: As Marty indicated earlier, it looks as if the NYSE's proposed listing requirements requiring shareholder approval for all equity compensation plans and eliminating the discretionary broker vote under Rule 452, which is known as the 10 day rule, will be approved soon. This is going to have a very big impact on companies because options plans have always been a major repeal item. Options are of critical importance to most companies, particularly younger companies that use options to incentivize employees. All equity compensation plans will now require shareholder approval and there are going to be some serious obstacles to obtaining shareholder approval.

One of the important factors that will come into play - even more strongly than in the past - is the importance of the overhang in the calculation of dilution. Under the New York Stock Exchange rules, in the past, the dilution calculation did not include overhang. The Exchange staff simply looked at whether the number of shares issueable under the plan being voted upon exceeded 5% of the currently outstanding shares. If it did not exceed 5%, discretionary broker voting was allowed. If it exceeded 5%, there would not be discretionary broker voting. That distinction will no longer apply, so that the technique used by companies in the past to design low-dilution plans that qualify for discretionary voting will no longer be useful.

The impact of these new rules will be strongest at companies with high retail ownership in street name. This is the group that is probably the most likely to use options most heavily. It includes IPOs and younger companies that are more cash strapped and want to use options to incentivize their employees.

Many companies have for years been implementing broad-based plans that did not need a shareholder vote. Now these companies will be seeking shareholder votes for the first time.

I should explain the 10-day rule because I think many people do not understand how it works. Also the term "broker non-vote" is used frequently, but it's not a term that I consider to be accurate. Even after the new listing standards are approved, the 10-day rule will still apply in other situations, but not for equity compensation plans.

Rule 452 essentially says that when shareholders are being asked by a company to vote on a matter in a proxy statement, brokers will be permitted to vote on that matter without any instructions from their customers so long as the matter does not have a substantive impact on the rights of shareholders. The rule applies to member firms - not to listed companies - and therefore its reach extends to Nasdaq companies in addition to NYSE companies.

As I said earlier, the term "broker non-vote" is one that's often used to describe the discretionary broker votes but I've never really understood what people mean by "non-votes." It may be a reference to the difference between the uninstructed quorum and the instructed vote. That has nothing to do with voting on shareholder proposals.

Let's talk about the strategies a company can use in a situation where they're going to be seeking shareholder approval of an equity compensation plan and they have a large overhang, or they are concerned about getting an adverse vote, or perhaps they had a squeaker last year and just got little bit over 50 percent even with the discretionary broker vote (which will not be available this year).

The starting point for the company and its advisors should be to conduct a very careful analysis of who owns shares in the company and to review the option plan carefully to see what features it includes, to analyze every provision with experts to see whether there are features that will attract negative votes.

Some plan features objectionable to shareholders may not be critical to the plan, such as repricing provisions, et cetera. If you have an expert who knows what triggers negative votes, you can do a lot to make the plan more acceptable and avoid those pitfalls.

Figuring out who your owners are, looking very carefully at your institutional shareholders and looking at their voting records is critical.

When all this information has been assembled, you can project a vote and estimate with a high degree of accuracy what the outcome will be.

The vote projection also functions as a blueprint for a proxy campaign. It tells you which accounts are critical and what scope of solicitation is needed. As permitted under the proxy rules, you may be able to conduct a pre-solicitation conversation with a small number of your largest holders in order to get a sense of whether they are likely to support your plan. You can also go through a budgeting process, because there may be some solicitation techniques that are more expensive and you need to decide whether you want to incur that expense.

With respect to the retail vote, there are ways to increase the response level. You should use the Internet. The traditional reminder mailings are probably not going to have a high level of impact - in part because of the creditability issues we've been discussing, but also because they've been used for so many years that people no longer read them. You need to do something more innovative and attention-grabbing.

A technique my firm has developed is called "TeleVote." It allows us to get into telephone contact with street-name customers, accept their voting instructions over the phone, and then forward them to ADP (which then processes them in the usual way). We send a vote confirmation to the shareholders whose instructions we've taken over the phone. This technique can substantially increase the voting response from the street-name accounts, who otherwise are very difficult to reach.

One of the most difficult elements is deciding how to deal with Institutional Shareholder Services. As we all know, ISS has its own proprietary "black box" to calculate the "share value transfer" resulting from options. If you get a negative recommendation from ISS, it can be difficult to determine whether they have done an accurate job in their data input and calculation. You may need to ask an expert to help you look at the ISS evaluation. For example, if you see that ISS and its share value transfer has given a very high value to an option, it may be that they have relied on an incorrect assumption that all the shares are going to be issued in the form of restricted stock. A meeting with ISS or subscribing to their advisory service can help eliminate this type of error.

The techniques I have outlined apply not only to executive compensation, but to all management initiatives that are controversial or require a high vote, and also to shareholders proposals where the objective is to increase the vote against a shareholder proposal opposed by management.

In the upcoming proxy season there's going to be a greater need than ever for companies to conduct high quality solicitation campaigns - and not to just assume that the votes are going to come in. I would argue that there is no longer any such thing as a "routine" annual meeting - a phrase that has been used for many, many years. It's a phrase that I think no longer has meaning in the new era that will be shaped by the Sarbane-Oxley Act, the new listing standards, Enron and other scandals, the bubble market collapse, and the new-found sensitivity to governance and shareholder rights.

ROMANEK: Thanks John. Why don't we go ahead and say good night. Thanks very much.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 23, 2002

The proposal requires that the office of chairman of the board be held by an independent outside director.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Honeywell's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). We further note, however, that Honeywell failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Honeywell's request for additional information from the proponent. Accordingly, unless the proponent provides Honeywell with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Honeywell with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Honeywell may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "It is instead intended . . ." and ends ". . . board governance" as the proponent's opinion;
- recast the sentences that begin "When these two offices are separated . . ." and end ". . . express their innermost feelings" as the proponent's opinion;
- delete the sentences that begin "The submitter of the resolution . . ." and end ". . . would also attest to that"; and
- provide factual support in the form of a citation to a specific source for the sentence that begins "The Harvard Business School has studied this issue . . ." and ends ". . . inclined to institute an independent chairman."

Accordingly, unless the proponent provides Honeywell with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Katherine W. Hsu
Attorney-Advisor